MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY  10005-1413

February 12, 2009

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                            Desarrolladora Homex, S.A.B. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2007

Form 6-K dated October 28, 2008

File No. 001-32229

Dear Mr. Cash:

On behalf of our client, Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the “Company”), we submit this response to your letter dated December 19, 2008 relating to Homex’s Form 20-F for the year ended December 31, 2007 (the “Form 20-F”) and Form 6-K dated October 28, 2008 (the “Form 6-K”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  Homex believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence, and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2007

Selected Financial Data, page 1

1.                                      It appears that the EBITDA calculations you present under Mexican GAAP and US GAAP include and/or exclude items in addition to what each acronym suggests.  We also note your disclosure that these measures are not comparable due to the different treatment of capitalized interest subsequently charged to cost of sales.  In light of these facts, please revise future filing to rename the non- GAAP measures you present.  Refer to 10(e) of Regulation S-K.

In future filings, Homex will revise the acronym “EBITDA”. Homex anticipates labeling this non-GAAP measure “Adjusted EBITDA”. The definition of this term will be explained in Homex’s future filings.

Management’s Discussion and Analysis..., page 32

General

2.                                     We note disclosures throughout your document highlighting the geographic diversity of your current operations. Please provide us and disclose in future filings a more comprehensive analysis of the different geographic regions within Mexico in which you operate, the significance of each region to your operating results and the different economic conditions within each region.  (To the extent your CODM evaluates performance or allocate resources based on geographic information, please explain to us how you determined that additional segment disclosures under US GAAP are not required.)

As disclosed in the Form 20-F, as of December 31, 2007, Homex’s operations included 80 developments in 33 cities located in 21 Mexican states, which states represent 77.8% of Mexico’s population, according to the Mexican Institute of Statistics, Geography and Computer Sciences, or INEGI (Instituto Nacional de Estadistica, Geografia e Informatica).  In 2007, 34% of Homex’s revenues originated in the Mexico City Metropolitan Area, the largest city in Mexico, and 17% in Guadalajara, the second largest city. The remaining revenues were originated throughout 31 cities.  Homex believes that the above referenced disclosures do provide a reasonably comprehensive analysis of its operations by domestic region.   Homex will include in future filings a more detailed discussion of these regions and their significance to our operating results to the extent that available additional information is material.

While Homex believes that its geographic diversification reduces its risk profile as compared to its less diversified competitors, the significance of any region to its operating results or the different economic conditions that may exist within each region are less relevant factors to an understanding of Homex’s business than are the socio-economic differences among

Homex’s customers.   Homex will also attempt to further clarify this point in its future filings.

Homex’s MFRS segments disclosures are included in Note 19 to its consolidated MFRS financial statements.   As explained to the Staff in response #3 of our letter dated January 7, 2008, management currently utilizes information generated internally for daily analysis of its operations, including its revenues, its income from operations and its depreciation and amortization — by different type of segment.   Homex does not prepare daily or other periodic (including annual) MFRS financial information containing balance sheet data, capital expenditure data or any other operating data set forth in FAS 131.  Segment reports are prepared based on MFRS (percentage of completion basis for revenue recognition), and the criteria for revenue recognition under MFRS and US GAAP differ substantially.  Homex does not currently generate additional segment reports analyzing US GAAP segment data.

Other than the ability to capture revenue at a domestic geographic level, Homex  does not produce, and thus its CODM does not review, either statement of operations or balance sheet information at a geographic level.   While Homex does not believe that a further geographic level disclosure of revenue provides additional information over and above the information provided by our general segment categories of “affordable, entry-level” and “middle income” housing, it will update its disclosures (and MD&A) in future filings indicating general revenue concentration percentages similar to that presented in the first paragraph of this response.

3.                                      In future filings, please disclose and discuss your results of operations under US GAAP and discuss the factors that impacted such results during each period presented.  Please consider providing additional disclosures regarding the numbers of units sold, units closed and units in backlog during each period as well as quantified disclosures of sales cancelled during each period.  Please also provide any additional information that you use to determine trends and evaluate operating results that would help investors better assess your current and future prospects.

In response to the Staff’s comment #2 in its letter dated December 29, 2006, Homex previously expanded the MD&A in its 2007 Form 20-F to address key differences in gross margin between MFRS and US GAAP understanding that gross margin represents the key difference in operating results between MFRS and US GAAP.   Specifically, Homex disclosed:

The variations in the Company’s gross profit and operating profit arise due to the stated differences related to cost and revenues recognition between MFRS and U.S. GAAP.  In 2007,

revenues under MFRS were Ps.16,222 million while revenues under U.S. GAAP were Ps.13,850 million.  In 2006, revenues under MFRS were Ps.13,439 million while revenues under U.S. GAAP were Ps.13,224  million.    Gross profit margin percentages have historically been a few percentage points higher under MFRS as compared to US GAAP primarily as a result of interest capitalized to inventory under US GAAP rules that was then subsequently charged to cost of sales resulting in lower US GAAP gross profit margin percentages.    Before 2007, similar interest was not capitalized for MFRS accounting purposes.   Interest capitalization rules have changed under MFRS during 2007,  although they are still not identical to US GAAP.   The Company anticipates that prospectively this trend might result in more comparable gross margin percentages between the two accounting standards as interest amounts are ultimately reflected in MFRS cost of sales as well.  See Notes 27 and 28 to our audited consolidated financial statements for a further discussion of differences between MFRS and US GAAP as they relate to our consolidated financial statements.

The aforementioned differences in gross margins between MFRS and US GAAP have historically been the primary difference in operating results between MFRS and US GAAP.   Accordingly, no further discussion was provided in response to your December 29, 2006 comment.

In response to the Staff’s current comment, Homex will provide additional disclosure in future filings discussing its results of operations under both MFRS and US GAAP, including the number of units sold and closed and other material data, as well as the factors that impacted such results during each period.  The number of units cancelled is insignificant.  Homex will also provide any additional available material information that it uses to determine trends and evaluate its operating results that would help investors better assess its current and future prospects.

Liquidity and Capital Resources, page 38

Covenants, page 39

4.                                      You disclose in your document the target ratios that you are required to maintain for your Senior Guaranteed Notes, credit line and leases.  In future filings, please also quantify and disclose the actual ratio for each financial covenant you disclose, and any other material  financial covenants you are subject to, as of the date of the latest balance sheet presented.

In future filings, Homex will include a discussion of the material financial debt covenants Homex is subject to and the actual ratio amounts as of the latest balance sheet presented, unless Homex considers the likelihood of default to be remote.

5.                                      In future filings, please disclose and discuss all the potential risks and consequences of not complying with the terms and covenants in your debt agreements, including whether non-compliance would accelerate the payment terms of the related debt.

In future filings, Homex will include a discussion of what Homex management perceives to be material the potential risks and consequences of not complying with the terms and covenants in our debt agreements, including whether non-compliance would accelerate the payment terms of the related debt.

Financial Statements, page F-1

Note 2 – Basis of Preparation, page F-8

B. Consolidation of Financial Statements, page F-8

6.                                      Please tell us and disclose in future filings your accounting policy for consolidation under both Mexican and US GAAP, particularly as it relates to the two 50%-owned subsidiaries.

Homex’s subsidiaries are disclosed in Note 2 (b) to its consolidated financial statements. Homex has two subsidiaries which are not 100% owned, although one is 67% owned (constituting 4.8% of consolidated revenue and 5% of total assets) and the other is 50% owned (constituting 1.7% of consolidated revenue and 1.4% of total assets), as is disclosed in Note 2 (b).

Homex advises that it has previously consolidated both entities under both MFRS and US GAAP. Included in Note 2 (b), there was previously a disclosure that said “Significant intercompany balances and transactions have been eliminated in these consolidated financial statements”.   In future filings, this disclosure will be amended to indicate “Significant intercompany balances and transactions have been eliminated during the consolidation of these entities”.

Note 3 – Summary of Significant Accounting Policies, page F-10

G. Inventories and Cost of Sales, page F-13

7.                                      Please supplementally explain to us how you account for the land trust agreements under US GAAP, including what entity has title to the land before it is sold and how you recognize revenue under these agreements.

Homex has four land trust agreements remaining of those originally acquired during its 2005 acquisition of Casas Beta.   Other than those acquired agreements, no further land trust agreements have been executed by Homex to date.

Casas Beta entered into these land trusts to facilitate the development of land owned by third parties. Once a project is developed and the houses are sold, the land held in trust is also sold at the time of closing. The land trusts hold title to the land before it is sold. The land held in trust is treated as inventory by Homex (before it is sold, commencing on the date Homex is legally obligated to acquire the land). A liability for any unpaid amounts is included in the Company’s consolidated financial statements.

Accordingly, please be advised that Homex revenue recognition methods for the sales of homes on land held in trust are consistent in nature to those on which it owns the underlying land.

Note 27 – Summary of Differences between MFRS and U.S. GAAP, page F-38

A. Revenue and Cost Recognition, page F-38

8.                                      Please supplementally explain to us the specific nature of the incremental improvements you provide and provide us a more comprehensive explanation of your accounting for such improvements under US GAAP.

The incremental improvements Homex offers to homebuyers are minor in scope and cost and include primarily moldings, window protection, optional wall paint colors, air conditioning window units and other inexpensive small fixtures. Homex uses the incremental improvements as a marketing/sales device.  The aggregate cost of the incremental improvements represents a very small fraction of both the cost and the purchase price of a home.  For fiscal year end December 31, 2007, incremental improvements represented less than 1% of consolidated revenues.

As disclosed on page F-38 (Note 27A) of the Form 20-F:   “In situations where we sell customers a house with incremental improvements beyond the “basic” house, we recognize amounts from the customer on a cash-basis when received, which is essentially cost recovery accounting.”

G. Backlog, page F-41

9.                                      Please revise your future filings to clarify, if true, that the portion of housing costs that is included in the statement of operations under MFRS, but has not yet been recognized under U.S. GAAP, would be considered inventory.  Also, in future filings, please disclose the separate components of inventory under US GAAP.

In future filings, Homex will include disclosure to clarify that the portion of housing cost that is included in the statement of operations under MFRS that has not yet been recognized under US GAAP, is to be construed as inventory under US GAAP. In future filings, Homex will also disclose the separate components of inventory under US GAAP- including this component.

H. Goodwill, page F-41

10.                               Please tell us and disclose in future filings whether you have annually tested your goodwill and indefinite-lived intangibles for impairment as required by SFAS 142 and indicate the date of your annual assessment.  Also, please disclose in future filings the amount of goodwill allocated to each segment and address the level at which goodwill is assessed for impairment.

Homex tests its goodwill for impairment annually in accordance with SFAS 142.  Homex performs this FAS 142 assessment as of December 31 each year.  Homex does not have indefinite-lived intangibles.

All of the goodwill reflected in Homex’s consolidated financial statements is associated with its 2005 acquisition of Casas Beta, which included only affordable entry-level housing operations.  Accordingly, in future filings, Homex will disclose that: (1) the goodwill is allocated to the affordable entry-level segment,  and (2) the cash generating unit level at which such assets are assessed for impairment.

M. Commitments and Contingencies, page F-43

11.                               Please disclose in future filings the amount that you expensed during each period presented for the insurance coverage you obtained to cover your warranty obligations.

The amounts payable with respect to Homex’s warranty obligations generally cover minor repairs or alterations. Homex will disclose in future filings the amount expensed for insurance coverage to cover warranty obligations.

Note 31 – Supplemental Guarantor Information, page F-53

12.                               Please tell us why you believe it is appropriate to present statements of changes in financial position rather than statements of cash flows as part of the condensed consolidating financial statements.  In addition, please explain to us the basis for classifying changes in inter-company loans under operating activities.

Prospective Filings

With respect to future filings, Homex highlights that MFRS has changed and a statement of cash flows will be required to be prospectively presented beginning in 2008.  The Form 20-F as of December 31, 2008 will include a statement of cash flows for the year ending December 31,

2008, and statements of changes in financial position for each of the years ended December 31, 2007 and 2006.

The December 31, 2007 Form 20-F

As the Staff is aware, SEC Rule 3-10 “Financial Statements of Guarantors and Affiliates whose Securities Collateralize an Issue Registered or Being Registered” provides that where the parent company’s consolidated financial statements are prepared on a comprehensive basis other than pursuant to U.S. Generally Accepted Accounting Principles, the Company may reconcile the information in each column to U.S. Generally Accepted Accounting Principles to the extent necessary to allow investors to evaluate the sufficiency of the guarantees. The reconciliation may be limited to the information specified in Form 20-F.

Homex has historically presented a balance sheet, statement of operations and statement of changes in financial position as it was required under MFRS. Homex also disclosed the shareholders’ equity and net income reconciliation between MFRS and USGAAP.    Because the most substantive reconciling items between MFRS and US GAAP related to gross margin (and thus “operating activities”), Homex did not believe that separate reconciliation of each separate line of the statement of cash flows would be of further benefit to the users of its guarantor financial statements.

Inter-company loans

Inter-company loans are classified under operating activities in the 2007 consolidated statement of changes in financial position because they reflect receivables and payables in respect of services provided by and  rendered to affiliates, such as construction and payroll services.

Form 6-K dated October 28, 2008

13.          Based on your disclosures for the year ended December 31, 2007 and the period ended September 30, 2008, we noted no indication that the housing market in Mexico is suffering from the impairment and liquidity issues currently facing the US housing industry.  Please tell if you believe it is reasonably possible for the current conditions in the US to have a material impact on your operations and liquidity.  If you believe it is reasonably possible, please provide additional disclosures supplementally and in future filings to address the potential risks and uncertainties related to the current market conditions.  If you believe it is not reasonably possible, please tell us why and provide a more comprehensive explanation of apparent negative liquidity trends noted in your nine month results.

The Mexican housing market differs from the US housing industry in several significant respects. The housing market in Mexico is in an early stage of development compared to the US housing industry, which, according to some economists, has been subjected to heightened price speculation that has led to an excess supply of housing and a lack of liquidity stemming from excessive mortgage lending activity. The Mexican housing market on the other hand is characterized by a large deficit of housing stock driven in part by a growing young population, high rates of urban growth, new household formation, and a decreasing number of occupants per home. Additionally, the Mexican government has implemented housing policies and created agencies designed to address the housing deficit by making funds available to a large segment of the population. As a result, in the past few years, a significant market for companies like Homex in the affordable entry-level segment has emerged. Accordingly, Homex does not believe that the housing market in Mexico is suffering from the same impairment and liquidity issues currently facing the US housing industry. Moreover, while it may be reasonably possible that the impairment and liquidity issues currently facing the US housing industry may deteriorate further, Homex does not have any current reason to believe these specific problems will materially affect its operations and liquidity directly.

The negative liquidity trends noted in Homex’s nine month results have not been primarily driven by macro-level economic factors, but rather, reflect company-specific factors. For example, in response to local market demands, Homex’s implementation in 2008 of more vertical high-rise construction has resulted in somewhat longer completion times, more inventory and greater demands for working capital. Additionally, Homex’s decision to migrate the principal source of its customers’ mortgage financing not provided by INFONAVIT from sofoles (mortgage banks) to commercial banks led to a temporary delay in the collection process. Further, Homex believes that as a result of its focus on the lower affordable entry-level segment, which benefits from government sponsored financing, its  business is less subject to the effects of the general lack of available credit from traditional sources stemming from the ongoing global economic slowdown.

Naturally, the evaluation of any company’s liquidity is an on-going process and such an evaluation will be made when Homex prepares and presents its 2008 consolidated financial statements. To the extent that material liquidity and or other material risk concentrations exist, they will be considered for disclosure at that time.

* * * * * * *

As requested in your letter, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224.

Very truly yours,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald